Exhibit 99.121
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company
   Blue Pearl Mining Ltd. (“Blue Pearl”)
   6 Adelaide Street East, Suite 500
   Toronto, Ontario M5C 1H6
2.	Date of Material Change

September 5, 2006

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on September 5, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Blue Pearl announced that it has agreed to acquire Thompson Creek Metals Company (“Thompson Creek”), a privately owned, integrated North American molybdenum producer with two operating mines and concentrators and a metallurgical facility, for an aggregate purchase price of US$575 million plus contingent payments of up to US$125 million, depending on the future price of molybdenum.

The acquisition cost of US$575 million is to be funded through a combination of debt and equity. Blue Pearl has also entered into a commitment letter with UBS Investment Bank with regard to a US$450 million long-term loan facility to fund a portion of the acquisition cost. Blue Pearl intends to fund the balance of the US$575 million cash payment due on closing through an equity issue.

5.	Full Description of Material Change

Blue Pearl announced that it has agreed to acquire Thompson Creek, a privately owned, integrated North American molybdenum producer with two operating mines and concentrators and a metallurgical facility (the “Thompson Creek Acquisition”). Blue Pearl believes the Thompson Creek Acquisition will transform Blue Pearl into the world’s largest publicly traded stand-alone molybdenum producer and rank it among the top five overall molybdenum producers worldwide.

In addition to the US$575 million purchase price, Blue Pearl is obligated to make contingent payments of up to US$125 million, depending on the future price of molybdenum. The vendors of Thompson Creek will also be entitled to receive monies in respect of accounts receivable of Thompson Creek and its subsidiaries in excess of US$23.35 million and in respect of molybdenum inventories in excess of 7.9 million pounds, as of the closing date. It is expected that Thompson Creek and its subsidiaries will have, prior to any injection of capital from Blue Pearl, cash on hand in an amount equal to US$35 million plus approximately US$13.6 million to payout Thompson Creek’s equipment loans.

Molybdenum production in 2006 for the credit of Thompson Creek is expected to total approximately 26 million pounds at an average operating cash cost of US$4.12 per pound. The metal, a key component in high-end steel alloys and pipeline steel, is valued for its corrosion-resistant properties, and currently trades between US$28-US$30 per pound.

The acquisition cost of US$575 million is to be funded through a combination of debt and equity. Blue Pearl has entered into a commitment letter with UBS Investment Bank with regard to a US$450 million long-term loan facility to fund a portion of the acquisition cost (see “Debt Financing” below for further details). Blue Pearl intends to fund the balance of the US$575 million cash payment due on closing through an equity issue.

Blue Pearl’s financial adviser in connection with the acquisition and financing of Thompson Creek is GMP Securities L.P. and its legal counsel are Cassels Brock & Blackwell LLP and Shearman & Sterling LLP. Thompson Creek’s financial adviser is UBS Investment Bank and its legal advisers are McDermott Will & Emery LLP and Goodmans LLP. The transaction, pending successful completion of financing and receipt of all requisite regulatory approvals, is expected to close in early October.

The Thompson Creek Acquisition will result in Blue Pearl acquiring all of Thompson Creek’s operations, which include the Thompson Creek mine and processing facility in Idaho (the “Thompson Creek Mine”) and the Langeloth refinery facility in Pennsylvania, as well as Thompson Creek’s 75% interest in the Endako mine and processing facility in central British Columbia (the “Endako Mine”).

The Thompson Creek Mine currently has an estimated minimum 10-year mine life based on proven and probable mineral reserves (see tables below for detailed mineral resource and mineral reserve estimates), during which time it is expected to produce 148 million pounds of molybdenum at an estimated average cash operating cost of US$3.68 per pound. The Endako Mine has an estimated 7-year mine life based on proven and probable mineral reserves, and is expected to produce 66 million pounds of molybdenum at an estimated average cash operating cost of US$5.11 per pound during this time. (Life-of-mine operating costs at both mines are estimates prepared by Thompson Creek personnel and reviewed by Blue Pearl’s consultants who prepared the National Instrument 43-101 technical reports on the Thompson Creek and Endako mines.) The

Thompson Creek Mine has considerable measured and indicated mineral resources which are not currently included in the mine plan but which may extend the mine life.

For the first nine months of fiscal 2006 (ended June 30, 2006), Thompson Creek reported income from operations of US$407 million and net income of US$286 million (unaudited) and income from operations of US$456 million and net income of US$323 million for the full fiscal year ended September 30, 2005 (audited).

Under the terms of the agreement with Thompson Creek, Blue Pearl will acquire, through a U.S. wholly-owned subsidiary, the following assets:
•	100% indirect interest in the Thompson Creek producing open-pit molybdenum mine and concentrator with a design capacity of 25,000 tons per day near Challis, Idaho, which has been producing since 1983;

•	100% indirect interest in a metallurgical refinery plant in Langeloth, Pennsylvania with a roasting capacity of 35 million pounds of molybdenum per year; and

•	75% indirect interest in the Endako producing open-pit molybdenum mine, concentrator with a name plate capacity of 30,000 tonnes per day and roaster near Fraser Lake, British Columbia, which recently celebrated its 40th year of production.
As part of the purchase price, Blue Pearl has agreed to make contingency payments to the selling group in the event that the average price per pound of molybdenum dealer oxide (the “Average Moly Price”) as quoted in Platt’s Metals Week in calendar years 2007, 2008 and/or 2009 is equal to or greater than US$15 per pound, based on the following formulae:
•	In the event that the Average Moly Price in the calendar year 2007 is equal to or greater than US$15 per pound, an initial contingent consideration payment will be payable by Blue Pearl early in 2008, calculated as follows:

US$50 million + (50,000,000 x ((lesser of US$25 and 2007 Average Moly Price) - US$15) / 10)

•	In the event that the Average Moly Price in the calendar year 2008 is equal to or greater than US$15 per pound, a second contingent consideration payment will be payable by Blue Pearl early in 2009, calculated as the lesser or the following:

US$50 million + (50,000,000 x ((lesser of US$25 and 2008 Average Moly Price) - US$15) / 10) and US$100 million — the amount of any initial contingent consideration payment

•	In the event that the Average Moly Price in the calendar year 2009 is equal to or greater than US$15 per pound, a third and final contingent consideration payment will be payable by Blue Pearl early in 2010, in the amount of US$25 million.
For example, should molybdenum prices range between US$15 and US$25 per pound in the first two years, Blue Pearl could pay a maximum US$100 million in aggregate over the two years and another US$25 million in early 2010. Should prices decline and remain below US$15 per pound, no payment would be required by Blue Pearl.

Thompson Creek’s Idaho production in calendar year 2006 is expected to reach 16.9 million pounds of molybdenum; the estimate for the Endako operation is 12.1 million pounds (9.1 million pounds of which represents Thompson Creek’s 75% share) for the same period. According to Roskill Information Services Ltd.’s The Economics of Molybdenum, 2006, Thompson Creek’s operations in 2004 (the latest date for which world production figures were available) produced 5% of world mine production, behind Codelco (19%), Phelps Dodge (13%) and Grupo Mexico (8%).

In connection with the Thompson Creek Acquisition, Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”), Hatch Ltd. and Rescan Environmental Services Ltd. have been retained by Blue Pearl to carry out technical due diligence on the properties to be acquired. SWRPA has prepared independent National Instrument 43-101 (“Nl 43-101”) technical reports on each of the Thompson Creek Mine and the Endako Mine.

The estimated mineral resources and mineral reserves for the Thompson Creek Mine as of April 30, 2006 are as follows:
THOMPSON CREEK MINE MINERAL RESOURCE(1)

			Contained Mo
Category	Tonnes (millions)	Grade (% Mo)	(millions lb)
Measured (M)	55.7	0.104	127.9
Indicated (I)	122.9	0.090	242.7

M+I Total	178.9	0.094	370.6
Inferred	34.5	0.066	50.2

(1)	The mineral resource estimates for the Thompson Creek Mine set out in the table above have been reviewed by William E. Roscoe, P. Eng. who is a qualified person under Nl 43-101. The mineral resources are classified as measured, indicated and inferred, and are based on the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by Nl 43-101. Mineral resources are reported at a cut-off grade of 0.04% molybdenum. Mineral resources include mineral reserves.
THOMPSON CREEK MINE MINERAL RESERVES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (% Mo)	(millions lb)
Proven	28.1	0.123	76.0
Probable	36.4	0.116	93.0

Proven + Probable	64.5	0.119	169.1

(1)	The mineral reserve estimates for the Thompson Creek Mine set out in the table above have been reviewed by John T. Postle, P. Eng. who is a qualified person under Nl 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards which were adopted by Nl 43-101. Mineral reserves are reported at a cut-off grade of 0.04% molybdenum. Mineral reserves are estimated using an average long-term molybdenum price of US$5.00 per pound and a stripping ratio of approximately 2.33:1. Some numbers may not add due to rounding.

The estimated mineral resources and mineral reserves for the Endako Mine as of September 30, 2005 are as follows:
ENDAKO MINE MINERAL RESOURCES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (% Mo)	(millions lb)
Indicated	51.8	0.070	80.4

(1)	The mineral resource estimates for the Endako Mine set out in the table above have been reviewed by Richard E, Routledge, M.Sc., P. Geo. who is a qualified person under Nl 43-101. The mineral resources are classified as indicated and are based on the CIM Standards which were adopted by Nl 43-101. Mineral resources are reported at a cut-off grade of 0.04% molybdenum. Mineral resources include probable mineral reserves.

ENDAKO MINE MINERAL RESERVES (1)

			Contained Mo
Category	Tonnes (millions)	Grade (% Mo)	(millions lb)
Proven (stockpiles)	22.2	0.046	22.7
Probable (open pits)	51.8	0.070	80.4

Proven + Probable	74.0	0.063	103.1

(1)	The mineral reserve estimates for the Endako Mine set out in the table above have been reviewed by John T. Postle, P. Eng. who is a qualified person under Nl 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards which were adopted by Nl 43-101. Mineral reserves are reported at a cut-off grade of 0.04% molybdenum. Mineral reserves are estimated using an average long-term molybdenum price of US$3.50 per pound and a stripping ratio of approximately 1:1.
Blue Pearl currently owns the Davidson Deposit, an underground molybdenum deposit approximately 10 kilometres west of Smithers, B.C. The estimated mineral resources for the Davidson Deposit as of December 17, 2004 are as follows:
DAVIDSON DEPOSIT MINERAL RESOURCES(1)

			Contained Mo
Category	Tonnes (millions)	Grade (% Mo)	(millions lb)
Measured (M)	4.9	0.185	20.0
Indicated (I)	70.4	0.176	273.9

M + I Total	75.3	0.177	293.9

(1)	The mineral resource estimates for the Davidson Deposit set out in the table above have been reviewed by Gary Giroux, P. Eng. who is a qualified person under Nl 43-101. The mineral resources are classified as measured and indicated, and are based on the CIM Standards which were adopted by Nl 43-101. Mineral resources are reported at a cut-off grade of 0.12% molybdenum.

The estimated total contained molybdenum from all three projects is as follows (1):

	Mineral Reserves	Mineral Resources
Site	Contained Mo (million lb)	Contained Mo (millions lb)
Thompson Creek Mine	169.1	370.6
Endako Mine	103.1	80.4
Davidson Deposit	N/A	293.9

Total	272.2	744.9

(1)	Mineral reserves and mineral resources of contained molybdenum in this table are drawn from the relevant tables above.
Blue Pearl will continue to advance the feasibility study and permitting activities currently under way at the Davidson Deposit. Blue Pearl plans to put the deposit into production and process a high-grade portion of the Davidson Deposit ore at the Endako facility about 200 kilometres southeast of Smithers, British Columbia. In addition to the SWRPA technical reports mentioned above, Hatch Ltd. is also conducting a feasibility study at the Davidson Deposit.

Each of William E. Roscoe, John T. Postle, Richard E. Routledge and Gary Giroux have read and approved the contents of this material change report that pertain to the Thompson Creek Mine, the Endako Mine and the Davidson Deposit, as applicable.

Debt Financing

As of September 1, 2006, Blue Pearl and Blue Pearl USA Ltd. (“Blue Pearl Subco”) entered into a commitment letter with UBS Loan Finance LLC and UBS Securities LLC in connection with US$475 million in loan facilities (the “Debt Financing”). The Debt Financing will include a first lien facility and a second lien facility (collectively referred to herein as the “Loan Facilities”) and is subject to entering into definitive documentation, the definitive terms of which are subject to negotiation and could change, and satisfaction of closing conditions.

First Lien Facility

The first lien facility will provide financing of US$350 million, consisting of:
(a)	a senior secured first lien term loan facility in the amount of US$325 million (the “First Lien Term Loan Facility”); and

(b)	a senior secured first lien revolving credit facility in the amount of up to US$25 million (the “Revolving Credit Facility”), up to US$15 million of which will be available for letters of credit and up to US$5 million of which will be available for swingline borrowings. A quarterly commitment fee will accrue on the average daily unused amounts of the commitments under the Revolving Credit Facility.

The proceeds of the First Lien Term Loan Facility will be used to finance a portion of the Thompson Creek Acquisition consideration and to pay related fees, commissions and expenses. Following the closing of the Thompson Creek Acquisition, the Revolving Credit Facility will be used for working capital and general corporate purposes.

Maturity and Interest

The First Lien Term Loan Facility will mature six years from the closing date of the Thompson Creek Acquisition. The full amount of the First Lien Term Loan Facility may be drawn down once all conditions are satisfied or waived on the closing date of the Thompson Creek Acquisition. The Revolving Credit Facility will mature five years from the closing date of the Thompson Creek Acquisition.

The First Lien Term Loan Facility will amortize in equal quarterly installments in annual amounts set out below:

Year 1	US$75 million
Year 2	US$75 million
Year 3	US$75 million
Year 4	US$50 million
Year 5	US$25 million
Year 6	US$25 million
The Revolving Credit Facility will not amortize.

Blue Pearl Subco will determine whether the loans will bear interest based on the base rate (the “Base Rate”) or the London Interbank Offered Rate (“LIBOR”), except that all swingline borrowings will accrue interest based on the Base Rate.

Events of Default

Events of default will include non-payment, breach of representations and covenants, cross-defaults, loss of lien on collateral, invalidity of guarantees, bankruptcy and insolvency events, United States Employment Retirement Income Security Act events, judgments and change of ownership or control. Upon the occurrence and during the continuance of an event of default, interest will accrue (i) in the case of past due principal, interest or premium (if any) on any loan at a rate of 2% per annum plus the rate otherwise applicable to such loan, and (ii) in the case of any other past due amount, at a rate of 2% per annum plus the non-default interest rate then applicable to Base Rate loans under the Revolving Credit Facility. Default interest will be payable on demand.

Guarantees and Security

The First Lien Term Loan Facility and the Revolving Credit Facility will be fully and unconditionally guaranteed on a joint and several basis by Blue Pearl and all of the existing and future direct and indirect subsidiaries of Blue Pearl Subco, subject to exceptions for foreign subsidiaries to the extent that such guarantees would be prohibited by applicable law or would result in materially adverse tax consequences.

The First Lien Term Loan Facility and the Revolving Credit Facility and any hedging or treasury management obligations to which a lender or an affiliate of a lender is a counterparty will be secured on a pari passu basis by perfected first priority pledges of all of the equity interests of Blue Pearl Subco and each of its direct and indirect subsidiaries, and perfected first priority security interests in and mortgages on substantially all tangible and intangible assets (including, without limitation, accounts receivable, inventory, equipment, general intangibles, intercompany notes, insurance policies, investment property, intellectual property, real property (including, but not limited to, mine-related assets), personal property (including, but not limited to, extracted mine-related assets), cash and proceeds of the foregoing) of Blue Pearl Subco and the guarantors, wherever located, now or hereafter owned, subject to exceptions for foreign subsidiaries to the extent that such pledge would be prohibited by applicable law or would result in materially adverse tax consequences.

Positive Covenants

There will be a number of positive covenants required to be complied with by the Corporation and its subsidiaries, including delivery of monthly management reports and budgets to the lenders, maintenance of property and insurance, holding annual meetings with the lenders, and establishing an interest rate protection program and/or having fixed rate financing on a percentage to be determined of the aggregate funded indebtedness.

Negative Covenants

There will be a number of negative covenants required to be complied with by the Corporation and its subsidiaries, including limitations on dispositions of assets and changes of business and ownership, on mergers and acquisitions, on dividends, stock repurchases and redemptions and other restrictive payments, on indebtedness, on loans and investments, on liens and further negative pledges, on transactions with affiliates, on sale and leaseback transactions, on capital expenditures, on operating leases, and on modifications or waivers of material documents (including, without limitation, charter documents of the Corporation and its subsidiaries or material documents relating to the Offering) in any manner materially adverse to the lenders without the consent of the lenders.

Prepayments

Loans are to be prepaid and/or commitments reduced (in the order set forth below) in an amount equal to: (a) 100% of the net after-tax cash proceeds received from the sale or other disposition of all or any part of the assets of Blue Pearl or any of its subsidiaries after the closing date of the Thompson Creek Acquisition, other than sales of inventory in the ordinary course of business, (b) 100% of the net cash proceeds received by Blue Pearl or any of its subsidiaries from the issuance of debt or preferred stock after the closing date of the Thompson Creek Acquisition, (c) 50% of the net cash proceeds received from the issuance of common equity (including, but not limited to, upon the exercise of warrants and options) by, or equity contributions to, Blue Pearl or any of its subsidiaries after the closing date of the Thompson Creek Acquisition, other than any proceeds (i) applied to costs associated with the development of the Davidson Project, or (ii) used to satisfy Blue Pearl’s obligations to make contingency payments under the Thompson Creek Acquisition Agreement, (d) 100% of all casualty and condemnation proceeds in excess of amounts applied promptly to replace or restore any properties in respect of which such proceeds are paid to Blue Pearl or any of its subsidiaries, and (e) 75% of excess cash flow of Blue Pearl Subco and its subsidiaries.

Optional prepayments of the First Lien Term Loan Facility will be applied to the scheduled amortization thereof on a pro rata basis. Mandatory prepayments will first be applied to the First Lien Term Loan Facility and be applied to the scheduled amortization thereof on a pro rata basis. If the First Lien Term Loan Facility has been repaid in full, the amount of any remaining mandatory prepayments made will be applied to reduce commitments under the Revolving Credit Facility.

Second Lien Facility

The second lien facility provides financing of US$125 million through a senior secured second lien term loan facility (the “Second Lien Term Loan Facility”).

Maturity and Interest

The Second Lien Term Loan Facility will mature six and a half years from the closing date of the Thompson Creek Acquisition. The full amount of the Second Lien Term Loan Facility may be drawn down once all conditions are satisfied or waived on the closing date of the Thompson Creek Acquisition. The Second Lien Term Loan Facility will not amortize.

Interest options and default interest will be substantially identical to those for the First Lien Term Loan Facility and the Revolving Credit Facility, save and except for changes to applicable interest margins over Base Rate and LIBOR.

Events of Default

Events of default will be substantially identical to those for the First Lien Term Loan Facility and the Revolving Credit Facility, except that a non-payment covenant breach (prior to acceleration) under the First Lien Term Loan Facility will not be an event of default under the Second Lien Term Loan Facility unless, in the case of a covenant that is not a financial maintenance covenant, such default continues for a specified period.

Guarantees and Security

The Second Lien Term Loan Facility will be fully and unconditionally guaranteed on a joint and several basis by each of the guarantors of the First Lien Term Loan Facility and the Revolving Credit Facility.

The Second Lien Term Loan Facility will be secured by a subordinated lien on the assets securing the First Lien Term Loan Facility and the Revolving Credit Facility, such lien being subordinated only to the lien securing the First Lien Term Loan Facility and the Revolving Credit Facility and permitted hedging and treasury management obligations secured equally and ratably with the First Lien Term Loan Facility and the Revolving Credit Facility.

Prepayments

After the First Lien Term Loan Facility and the Revolving Credit Facility have been paid in full and the Revolving Credit Facility commitments have been terminated, loans under the Second Lien Term Loan Facility are to be prepaid in the same order as under the First Lien Term Loan Facility and the Revolving Credit Facility.

After the First Lien Term Loan Facility and the Revolving Credit Facility have been paid in full and the Revolving Credit Facility commitments have been terminated, optional prepayments of the Second Lien Term Loan Facility will be permitted, in whole or in part, subject to limitations as to minimum amounts of prepayments, provided that no optional prepayment is made prior to the date that is one year from the closing date of the Thompson Creek Acquisition.

All prepayments and refinancings (in whole or in part) of the Second Lien Term Loan Facility will be accompanied by a premium of (i) during the second year following the closing date of the Thompson Creek Acquisition, 2% of the principal amount thereof, (ii) during the third year following the closing date of the Thompson Creek Acquisition, 1% of the principal amount thereof, and (iii) thereafter, 0% of the principal amount thereof.

All other terms under the Second Lien Term Loan Facility will be substantially identical to the terms of the First Lien Term Loan Facility and the Revolving Credit Facility.

Intercreditor Agreement

The secured lenders under the First Lien Term Loan Facility, the Revolving Credit Facility and the Second Lien Term Loan Facility will enter into an intercreditor agreement containing provisions governing the relative priority of the liens on the collateral and governing other usual and customary matters.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form for the year ended December 31, 2005 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this material change report and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Ian McDonald, Chairman and Chief Executive Officer of Blue Pearl at (416) 860-1438.

9.	Date of Report

September 8, 2006